                                                          Filed pursuant to rule
                                              424(a) Registration No. 333-29539


     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JULY 3, 1997

PROSPECTUS
                                2,600,000 SHARES

                             [MEN'S WEARHOUSE LOGO]

                                  COMMON STOCK
                         ------------------------------

     Of the 2,600,000 shares of Common Stock offered, 1,000,000 shares are being sold by the Company and 1,600,000 shares are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Selling Shareholders".


     The Common Stock is quoted on the Nasdaq National Market under the symbol "SUIT". On July 3, 1997, the last reported sale price for the Common Stock as quoted by the Nasdaq National Market was $33.25 per share. See "Price Range of Common Stock".

                         ------------------------------

     FOR INFORMATION CONCERNING CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=======================================================================================================================
                                                               UNDERWRITING                             PROCEEDS TO
                                             PRICE TO          DISCOUNTS AND        PROCEEDS TO           SELLING
                                              PUBLIC          COMMISSIONS(1)        COMPANY(2)         SHAREHOLDERS
-----------------------------------------------------------------------------------------------------------------------
Per Share..............................          $                   $                   $                   $
-----------------------------------------------------------------------------------------------------------------------
Total(3)...............................          $                   $                   $                   $
=======================================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".

(2) Before deducting expenses payable by the Company, estimated at $          .

(3) The Selling Shareholders have granted the Underwriters a 30-day option to purchase up to an additional 390,000 shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to
    Selling Shareholders will be $          , $          , $          and
    $          , respectively. See "Underwriting".
                         ------------------------------

     The shares are offered, subject to prior sale when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of
Common Stock will be made on or about           , 1997, at the offices of Bear,
Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.
                         ------------------------------

BEAR, STEARNS & CO. INC.
            MORGAN STANLEY DEAN WITTER
                         PAINEWEBBER INCORPORATED
                                    ROBERTSON, STEPHENS & COMPANY

                                          , 1997

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITING".
                             ---------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet Website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy statements and other information filed by the Company may also be inspected at the offices of the Nasdaq National Market ("Nasdaq"), 1735 K Street, N.W., Washington, D.C., on which the Company's Common Stock is listed.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission, and copies of which may be obtained from the Commission at prescribed rates. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's (i) Annual Report on Form 10-K for the year ended February 1, 1997 (the "Annual Report"), including the consolidated financial statements of the Company and the report thereon by Deloitte & Touche LLP contained in the Annual Report, (ii) Quarterly Report on Form 10-Q for the quarter ended May 3, 1997, and (iii) description of its Common Stock appearing in the Company's Registration Statement on Form 8-A dated April 3, 1993, are hereby incorporated by reference herein. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock pursuant hereto shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to:
The Men's Wearhouse, Inc., 40650 Encyclopedia Circle, Fremont, California 94538,
Attention: Investor Relations, telephone number (510) 657-9821.
                             ---------------------

     The Men's Wearhouse(R) is a registered trademark and service mark of the Company.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. For a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby, see "Risk Factors".

     As used herein, the term "Men's Wearhouse" refers to The Men's Wearhouse, Inc. and its wholly owned subsidiaries, exclusive of Value Priced Clothing, Inc. and its wholly owned subsidiary, Value Priced Clothing II, Inc. (collectively referred to as "VPC"). The term the "Company" refers to The Men's Wearhouse, Inc. and its wholly owned subsidiaries including VPC. Additionally, the terminology a "Men's Wearhouse store" or a "traditional store" refers to a traditional Men's Wearhouse store, while a "C&R store" refers to the 17 stores operated by VPC in Southern California and a "NAL store" refers to the six stores operated by VPC in Texas and Louisiana.

                                  THE COMPANY

     The Company is one of the country's largest off-price specialty retailers of men's tailored business attire. The Company's primary operating strategy is to provide value to its customers by offering quality merchandise at consistent, everyday low prices and a superior level of customer service. In the Men's Wearhouse stores, the Company targets middle and upper income men between 24 and 54 years of age and offers a broad selection of designer, brand name and private label merchandise at prices it believes are typically 20% to 30% below traditional department and specialty store prices. The Company considers its merchandise, which includes suits, sport coats, slacks, outerwear, dress shirts, shoes and accessories, conservative. By concentrating on tailored business attire, a category of men's clothing characterized by infrequent and more predictable fashion changes, the Company believes it is not as exposed to trends typical of more fashion-forward apparel retailers, where markdowns and promotional pricing are more prevalent.

     Men's Wearhouse distinguishes itself from other retailers of men's tailored clothing by combining its value-oriented pricing with a strong commitment to customer service. Men's Wearhouse offers a shopping experience designed to cater to customers who generally prefer to limit the time they spend shopping for men's business attire. The sales personnel at the traditional stores are trained as clothing consultants so that they understand the relative attributes of the Company's merchandise and are able to respond to a particular customer's budget and taste. Every Men's Wearhouse store provides on-site tailoring to facilitate timely alterations, free pressing for the life of the garment purchased at Men's Wearhouse stores and free re-alteration of clothing purchased and previously tailored at Men's Wearhouse stores. The Company believes that each of these programs provides customer convenience and increases the likelihood of current and future sales.

     The Company's expansion strategy includes opening additional traditional stores in new and existing markets and increasing its net sales and profitability in existing markets. The Company anticipates that the addition of these new stores will be the primary source of its future growth. Some of these new stores may be acquired from local menswear retailers in both new and existing markets. During fiscal 1996, the Company opened 50 new stores and entered 10 new markets. At present, the Company plans to open approximately 50 new Men's Wearhouse stores during 1997 (17 of which were open as of June 16, 1997), approximately one-half of which will be in new markets, and to continue its expansion in subsequent years.

     The Company, through VPC, has initiated an additional expansion strategy which targets customers who emphasize price to a greater extent than the Company's traditional customer. In January 1997, the Company acquired 17 stores operating under the name "C&R Clothiers", and in May 1997, acquired six stores operating under the name "NAL". Both the C&R stores and the NAL stores target the more price sensitive customer. See "Recent Developments". As a result of continuing consolidation of the men's tailored clothing industry, the Company has been and expects to continue to be presented with opportunities within the industry, such as increased direct sourcing of merchandise, acquisitions of menswear retailers and acquisitions or licensing of national brands or designer labels. See "Possible Acquisition".

     The Company has experienced significant growth in recent years both from new store openings and increased sales in existing stores. The Company opened its first store in Houston, Texas in 1973 and, as of June 16, 1997, operated 344 Men's Wearhouse stores in 34 states, 17 C&R stores in Southern California, five NAL stores in Texas and one NAL store in Louisiana. Net sales have increased from $170.0 million in 1992 to $483.5 million in 1996, a compound annual growth rate of approximately 30%. During this same period, net earnings increased from $5.9 million in 1992 to $21.1 million in 1996, a compound annual growth rate of 37.5%.

     The Company commenced operations in 1973 as a partnership and was incorporated as The Men's Wearhouse, Inc. under the laws of Texas in May 1974. Its principal executive offices are located at 5803 Glenmont Drive, Houston, Texas 77081 (telephone number 713/295-7200), and at 40650 Encyclopedia Circle, Fremont, California 94538 (telephone number 510/657-9821).

                              RECENT DEVELOPMENTS

     In January 1997, the Company, through VPC, acquired certain of the assets of C&R Clothiers, Inc. ("C&R"), a privately-held retailer of men's tailored clothing stores operating in Southern California. Pursuant to this acquisition, VPC acquired 17 C&R stores in Southern California and C&R's existing inventory and entered into a new lease for C&R's distribution center in Culver City, California. The C&R stores operate seven days a week under the C&R name. In May 1997, VPC acquired certain of the assets, including inventory, of Walter Pye's Men's Shops, Inc. which included four stores in the greater Houston area and one store in each of San Antonio, Texas and New Orleans, Louisiana. Walter Pye's Men's Shops, Inc. operated these six stores on a weekend-only basis under the name "NAL". Both the C&R stores and the NAL stores target the more price sensitive customer. See "Recent Developments".

                              POSSIBLE ACQUISITION


     From time to time, the Company has been in discussions with certain creditors and representatives of certain creditors (the "Interested Parties") of Today's Man, Inc., a Delaware corporation ("Today's Man"), concerning the Company's interest in a possible acquisition of more than a majority of the stores operated by Today's Man, including related inventory. The discussions with the Interested Parties have not included the chief executive officer and majority shareholder or any other member of management of Today's Man. Today's Man operates 25 menswear superstores (averaging approximately 25,000 square feet) specializing in tailored clothing, furnishings and accessories and sportswear in the greater Philadelphia, Washington, D.C. and New York City markets. On February 2, 1996, Today's Man and certain of its subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") seeking to reorganize under Chapter 11 of the United States Bankruptcy Code. For its fiscal year ended February 1, 1997, Today's Man reported a net loss of $5,811,000, including a charge of $8,848,000 for reorganization items, and, for its fiscal quarter ended May 3, 1997, Today's Man reported net income of $159,000, after the effect of a charge of $654,000 for reorganization items.



     On June 23, 1997, Today's Man filed a plan of reorganization (the "Today's Man Plan") with the Bankruptcy Court pursuant to which it intends to obtain debt and equity financing to finance repayment of its obligations to its creditors. If the Today's Man Plan receives the required approvals, and Today's Man is able to obtain the necessary financing, Today's Man could emerge from bankruptcy with its continuing operations in the greater Philadelphia, Washington, D.C. and New York City markets.



     Subsequent to the filing of the Today's Man Plan, the Company advised the Interested Parties that, while the Company remains interested in the possible acquisition of assets of Today's Man, the Company intends to wait to see if Today's Man will be successful in obtaining the necessary financing. Due to the complexity of the situation and the conflicting goals of the several parties involved, there is a significant likelihood that the Company may not be able to acquire any of the assets of Today's Man.



     If the Company were to acquire the assets of Today's Man in which the Company has an interest, the Company estimates, based on limited information, that the purchase price for such assets may range between

$70 million and $90 million depending on the level of inventory at the time of closing. The acquisition of Today's Man would be significantly larger than any other acquisition made by the Company and would involve operating a store format significantly larger than the Company's current store format. For information concerning these and other risks associated with the acquisition of Today's Man, including the possibility that the acquired business may not operate profitably, see "Risk Factors -- Possible Acquisition" and "Possible Acquisition."



     If the Company were to acquire the assets of Today's Man, the Company would have an immediate and significant retail presence in the greater Philadelphia and New York City markets. The Company's internal expansion plans include entering these markets over the next few years. The Company already has commenced site location selections and leasing activities in the Philadelphia area. See "Possible Acquisition."


                                  THE OFFERING

Common Stock offered by the Company.........................  1,000,000 shares
Common Stock offered by the Selling Shareholders............  1,600,000 shares
          Total.............................................  2,600,000 shares
Common Stock to be outstanding after this Offering..........  22,026,576 shares(1)
Use of proceeds.............................................  To fund continued expansion, whether through the possible acquisition of
                                                              Today's Man or otherwise, to upgrade
                                                              management information and technology
                                                              systems and to construct an
                                                              additional distribution facility and
                                                              for other general corporate purposes.
                                                              See "Use of Proceeds".
Nasdaq Symbol...............................................  SUIT

---------------

(1) Does not include 855,645 shares issuable upon the exercise of outstanding stock options, of which options for 278,281 shares are exercisable as of the date of this Prospectus.

            SUMMARY CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

     The following summary consolidated financial information is derived from and should be read in conjunction with the Company's consolidated financial statements incorporated by reference herein. References herein to years are to the Company's 52- or 53-week fiscal year, which ends on the Saturday nearest January 31 in the following calendar year. For example, references to "1996" mean the fiscal year ended February 1, 1997. All fiscal years for which financial information is included in this Prospectus had 52 weeks, except for 1995 which had 53 weeks. References herein to "three months" are to the 13-week periods ended May 4, 1996 and May 3, 1997.

                                                                          YEAR                                  THREE MONTHS
                                                ---------------------------------------------------------   ---------------------
                                                  1992        1993        1994        1995        1996        1996        1997
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                  (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AND PER SQUARE FOOT DATA)
STATEMENT OF EARNINGS INFORMATION:
  Net sales...................................   $169,977    $240,394    $317,127    $406,343    $483,547    $103,697    $130,621
  Gross margin................................     63,976      91,766     121,878     157,615     188,366      38,962      48,433
  Operating income............................     10,803      15,818      22,375      30,606      38,134       5,631       7,362
  Net earnings................................      5,870       8,739      12,108      16,508      21,143       3,109       4,016
  Net earnings per share of common stock(1)...   $   0.35    $   0.48    $   0.63    $   0.82    $   1.00    $   0.15    $   0.19
  Weighted average shares outstanding(1)(2)...     16,532      18,138      19,163      20,226      21,193      21,212      21,248
OPERATING INFORMATION:
  Percentage increase in comparable store
    sales(3)..................................       6.2%       17.2%        8.4%        6.8%        3.9%        7.6%        1.3%
  Average square footage -- all stores(4).....      4,287       4,374       4,426       4,583       4,780       4,632       4,787
  Average sales per square foot of selling
    space(5)..................................   $    381    $    409    $    419    $    425    $    420    $     95    $     94
  Number of stores:
    Open at beginning of the period...........        113         143         183         231         278         278         345
    Opened during the period..................         31          40          48          48          50           7          15
    C&R stores acquired during the period.....         --          --          --          --          17          --          --
    Closed during the period..................          1          --          --           1          --          --           1
                                                 --------    --------    --------    --------    --------    --------    --------
    Open at the end of the period.............        143         183         231         278         345         285         359
  Capital expenditures(6).....................   $  9,345    $ 11,461    $ 23,736    $ 22,538    $ 26,222    $  4,745    $  6,399


                                                                                                          MAY 3, 1997
                                            JAN. 30,   JAN. 29,   JAN. 28,   FEB. 3,    FEB. 1,    -------------------------
                                              1993       1994       1995       1996       1997      ACTUAL    AS ADJUSTED(8)
                                            --------   --------   --------   --------   --------   --------   --------------
BALANCE SHEET INFORMATION:
  Working capital.........................  $ 28,289   $ 42,689   $ 68,078   $ 88,798   $136,837   $137,310      $168,698
  Total assets............................    78,745    112,176    160,494    204,105    295,478    311,590       342,978
  Long-term debt and capital leases(7)....     8,909     10,790     24,575      4,250     57,500     57,500        57,500
  Shareholders' equity....................    38,448     57,867     84,944    136,961    159,129    164,262       195,650


---------------

(1) Adjusted to give effect to a 2.5541-for-one stock split effected on March 23, 1992, a 50% stock dividend effected on August 6, 1993, and a 50% stock dividend effected on November 15, 1995.

(2) Includes common shares and common share equivalents.

(3) Comparable store sales data is calculated by excluding the net sales of a store for any month of one period if the store was not open throughout the same month of the prior period.

(4) Average square footage -- all stores is calculated by dividing the total square footage for all stores (excluding the Company's outlet stores) open at the end of the period by the number of stores open at the end of such period. Excluding the 17 C&R stores acquired on January 17, 1997, the average square footage per store at the end of 1996 was 4,683 and at May 3, 1997 was 4,694.

(5) Average sales per square foot of selling space is calculated by dividing total selling square footage for all stores (excluding the Company's outlet stores) open the entire period into total sales for those stores. Selling square footage does not include space for tailoring operations and storage.

(6) Excludes additions to capital lease property.

(7) February 1, 1997 and May 3, 1997 balances represent the 5 1/4% Convertible Subordinated Notes Due 2003.

(8) Gives effect to the sale by the Company of the Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds".

                                  RISK FACTORS

     Prior to making an investment decision, prospective investors should consider carefully all of the information set forth in this Prospectus and, in particular, should evaluate the following risk factors.

EXPANSION STRATEGY

     A significant portion of the Company's growth has resulted from and will continue to be dependent upon the addition of new Men's Wearhouse stores and the increased sales volume and profitability from such stores. In addition, the Company's expansion plans for its traditional stores within the next few years includes entry into the highly competitive greater Philadelphia and New York City markets. When entering new markets, the Company will be required to obtain suitable store sites, hire personnel and establish distribution methods in geographic areas in which it has no prior experience. In addition, the Company must advertise the Men's Wearhouse name and its distinguishing characteristics in new markets where the Company may not be known. There can be no assurance that the Company will be able to open and operate new Men's Wearhouse stores on a timely and profitable basis, and the costs associated with opening such stores may adversely affect the Company's profitability. The Company's expansion strategy may also be adversely affected by then existing conditions in the commercial real estate market. In addition to its growth through the addition of new traditional stores, the Company has experienced comparable store sales increases in each of the past five years, including 6.8% and 3.9% increases for 1995 and 1996, respectively, and a 2.2% increase for the first four months of fiscal year 1997. There can be no assurance that the Company will experience similar rates of comparable store sales growth in future periods. With the acquisition of the 17 C&R stores and the six NAL stores by VPC, the Company started a new men's apparel division targeting the more price sensitive clothing customers. While the Company intends to evaluate the C&R stores and the NAL stores with a view toward expanding this division, there can be no assurance that these stores or any further expansion into the more price sensitive market will ultimately be successful.

POSSIBLE ACQUISITION


     For its fiscal year ended February 1, 1997, Today's Man reported a net loss of $5,811,000, including a charge of $8,848,000 for reorganization items, and, for its fiscal quarter ended May 3, 1997, Today's Man reported net income of $159,000, after the effect of a charge of $654,000 for reorganization items. In addition, the large store format used by Today's Man differs from the Company's traditional merchandising approach. Accordingly, the acquisition and operation of the Today's Man stores would involve risks different from opening and operating the Company's traditional stores with respect to which the Company has extensive experience. The acquisition of Today's Man also would be significantly larger than any other acquisition made by the Company. There can be no assurance that the anticipated benefits of such acquisition, if completed, would be realized, that the integration of the operations of the Today's Man's stores with those of the Company would be successful, that the Company would be successful in retaining necessary personnel of Today's Man or that any anticipated cost savings from such integration would be realized. In addition, such an acquisition would involve a number of other risks, including the diversion of management's attention from ongoing operations and the failure of the acquired business to operate profitably. Some or all of the foregoing could have a material adverse effect on the Company's financial condition and results of operations. See "Possible Acquisition".


SEASONALITY AND GENERAL ECONOMIC CONDITIONS

     The Company's business is seasonal as are most retail businesses. Historically, over 30% of the Company's net sales and approximately 50% of its net earnings have been generated during the last three months of its fiscal year, which includes the Christmas selling season. As with other retail businesses, the Company's operations may be adversely affected by unfavorable local, regional or national economic developments which result in reduced consumer spending in the markets served by its stores. There can be no assurance that a prolonged economic downturn would not have a material adverse impact on the Company.

DECLINING UNIT SALES OF MEN'S TAILORED CLOTHING

     Industry sources indicate that unit sales in the men's tailored clothing market segment generally have declined over many years. The Company believes that the decline in unit sales can be attributed primarily to men allocating a lower portion of their disposable income to tailored clothing and a relaxation of dress codes by certain employers. The Company believes that this decrease in unit sales has contributed, and will continue to contribute, to a consolidation among retailers of men's tailored clothing. Although to date the Company has been able to take advantage of this industry consolidation to expand its market share, there can be no assurance that the Company will continue to be able to expand its sales volume or maintain its profitability within what the Company believes is a consolidating segment of the retailing industry.

COMPETITION

     The men's tailored clothing market is highly fragmented, and the Company faces intense competition for customers, for access to quality merchandise and for suitable store locations. The Company competes primarily with specialty men's clothing stores, traditional department stores, other off-price retailers and manufacturer-owned and independently-owned outlet stores. Several of these competitors are units of large department store chains that have substantially greater financial, marketing and other resources than the Company, and there can be no assurance that the Company will be able to compete successfully with them in the future. See "Business -- Competition".

POSSIBLE VOLATILITY OF STOCK PRICE

     The market price for shares of the Common Stock has varied significantly and may be volatile depending on news announcements and changes in general market conditions. See "Price Range of Common Stock". In particular, news announcements regarding quarterly or annual results of operations, monthly comparable store sales, acquisitions, competitive developments or litigation impacting the Company may cause significant fluctuations in the Company's stock price.

CONTROL OF THE COMPANY

     After this offering, the executive officers and directors of the Company will own approximately 28.5% (26.7% if the over-allotment option is exercised in full) of the outstanding Common Stock. As a result, such shareholders could control the outcome of matters requiring a vote of the shareholders, including the election of directors and the approval of any sale of assets, merger or consolidation. See "Selling Shareholders".

RELIANCE ON KEY PERSONNEL

     The Company believes that its continued success will depend to a significant extent upon the continued efforts of George Zimmer, Chairman of the Board and Chief Executive Officer of the Company and the Company's primary advertising spokesman. The loss of Mr. Zimmer's services could have a material adverse effect upon the Company. The Company's continued success and achievement of its expansion objectives are also dependent upon its ability to attract and retain other qualified employees as it expands.

PREFERRED STOCK AUTHORIZED FOR ISSUANCE

     The Company has available for issuance 2,000,000 shares of preferred stock, $.01 par value per share, which the Board of Directors of the Company is authorized to issue, in one or more series, without any further action on the part of shareholders. In the event the Company issues a series of preferred stock in the future that has preference over the Common Stock with respect to the payment of dividends and upon the Company's liquidation, dissolution or winding up, the rights of the holders of the Common Stock offered may be adversely affected. See "Description of Capital Stock -- Preferred Stock".

FORWARD-LOOKING STATEMENTS

     Certain statements made in this Prospectus and in other public filings and releases by the Company contain "forward-looking" information (as defined in the Private Securities Litigation Reform Act of 1995) that involve risk and uncertainty. These forward-looking statements may include, but are not limited to, future capital expenditures, acquisitions (including the amount and nature thereof), the use of proceeds of this Offering of Common Stock, future sales, earnings, margins, costs, number and costs of store openings, demand for men's clothing, market trends in the retail men's clothing business, currency fluctuations, inflation and various economic and business trends. Forward-looking statements may be made by management orally or in writing, including but not limited to, this Prospectus and other of the Company's filings with the Securities and Exchange Commission under the Exchange Act and the Securities Act.

     Prospective investors are cautioned that any such statements are not guarantees of future performance and that actual results and trends in the future may differ materially depending on a variety of factors including, but not limited to, domestic economic activity and inflation, the Company's successful execution of internal operating plans and new store and new market expansion plans, performance issues with key suppliers, foreign currency fluctuations, government export and import policies and legal proceedings. Future results will also be dependent upon the ability of the Company to continue to identify and complete successful expansions and penetrations into existing and new markets and its ability to integrate such expansions with the Company's existing operations.

                              RECENT DEVELOPMENTS

     In November 1996, VPC was organized as a wholly owned subsidiary of the Company for the purpose of acquiring certain of the assets of C&R Clothiers, Inc., a privately-held retailer of men's tailored clothing stores operating in Southern California. On January 17, 1997, VPC acquired 17 C&R stores in Southern California and C&R's existing inventory and entered into a new lease for C&R's distribution center in Culver City, California. The C&R stores average approximately 6,600 square feet and operate seven days a week.

     In May 1997, VPC acquired certain of the assets of Walter Pye's Men's Shops, Inc. ("Walter Pye's"), which included four stores in the greater Houston area and one store in each of San Antonio, Texas and New Orleans, Louisiana, and related inventory. Walter Pye's operated these six stores on a weekend-only basis (Friday, Saturday and Sunday) under the name "NAL". The Company intends to continue to operate these stores, which average approximately 14,300 square feet, on a weekend-only basis as part of the Company's division selling apparel to the more price sensitive clothing customer. Further, the Company intends to convert its existing outlet stores in Atlanta and Dallas, which are similar in size to the NAL Stores, to the NAL format.

     With these acquisitions, the Company launched a new men's apparel division targeting the more price sensitive clothing customer who requires less customer service. The C&R stores and the NAL stores carry less branded merchandise and more private label merchandise, are price promotional and provide fewer services than the traditional stores. Merchandise, consisting of suits, sports coats, slacks, dress shirts, shoes, accessories, casual wear and formal wear, is generally offered at prices that management believes are 30% to 50% below traditional department store and specialty store regular prices. In the case of suits, prices generally range from $99 to $199. See "Business -- VPC Operations".

     During March 1997, the Company, through its wholly owned subsidiary, Value Priced Liquidators, Inc., formed a joint venture with Buxbaum, Ginsberg & Associates, Inc. and entered into an asset purchase and license agreement to acquire and liquidate certain of the assets of Kuppenheimer's Men's Clothiers, a chain of 42 men's clothing stores. Under the agreement, the Company acquired the Kuppenheimer trade name, customer lists, labels, and other proprietary data as well as certain property and equipment and assumed leases on two Kuppenheimer stores. The Kuppenheimer's going-out-of-business sale was concluded on June 1, 1997, and all of the Kuppenheimer stores have been closed. The Company's participation in the joint venture's activities will not have a significant impact on the Company's results of operations.

                              POSSIBLE ACQUISITION


     From time to time, the Company has been in discussions with the Interested Parties concerning the Company's interest in a possible acquisition of more than a majority of the stores operated by Today's Man, including related inventory. The discussions have not included the chief executive officer and majority shareholder or any other member of management of Today's Man. Today's Man operates 25 menswear superstores (averaging approximately 25,000 square feet) specializing in tailored clothing, furnishings and accessories and sportswear in the greater Philadelphia, Washington, D.C. and New York City markets. On February 2, 1996, Today's Man and certain of its subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware seeking to reorganize under Chapter 11 of the United States Bankruptcy Code.



     On June 23, 1997, Today's Man filed the Today's Man Plan with the Bankruptcy Court pursuant to which it intends to obtain debt and equity financing to finance repayment of its obligations to its creditors. If the Today's Man Plan receives the required approvals, and Today's Man is able to obtain the necessary financing, Today's Man could emerge from bankruptcy with its continuing operations in the greater Philadelphia, Washington, D.C. and New York City markets.



     Subsequent to the filing of the Today's Man Plan, the Company advised the Interested Parties that, while the Company remains interested in the possible acquisition of assets of Today's Man, the Company intends to wait to see if Today's Man will be successful in obtaining the necessary financing. Due to the complexity of the situation and the conflicting goals of the several parties involved, there is a significant likelihood that the Company may not be able to acquire any of the assets of Today's Man.



     If the Company were to acquire the assets of Today's Man in which the Company has an interest, the Company estimates, based on limited information, that the purchase price for such assets may range between $70 million and $90 million depending on the level of inventory at the time of closing. The acquisition of Today's Man would be significantly larger than any other acquisition made by the Company and would involve operating a store format significantly larger than the Company's current store format. For information concerning these and other risks associated with the acquisition of Today's Man, see "Risk Factors -- Possible Acquisition".


If the Company were to acquire the assets of Today's Man, the Company would have an immediate and significant retail presence in the greater Philadelphia and New York City markets. If the Company does not acquire the assets of Today's Man, the Company's internal expansion plans include entering the greater Philadelphia and New York City markets over the next few years. The Company has already commenced site location selections and leasing activities in the Philadelphia area.

     The following description of Today's Man is based on information included in its Annual Report on Form 10-K for the fiscal year ended February 1, 1997 and Quarterly Report on Form 10-Q for the fiscal quarter ended May 3, 1997 filed with the Securities and Exchange Commission (File No. 0-20234). The Company has not independently verified the information. Today's Man's common stock is publicly traded and Today's Man files reports and other documents with the Commission on a regular basis. Interested persons can obtain copies of these reports and other documents from the Commission. In addition, Today's Man files reports and other documents with the Bankruptcy Court, some of which are publicly available from the Bankruptcy Court.


     Today's Man operates 25 superstores, of which 12 stores are located in the greater New York City area, nine stores are located in the Philadelphia area and four stores are located in the Washington, D.C. area. The Today's Man stores range in size from approximately 18,000 sq. ft. to 34,000 sq. ft. Approximately three quarters of the area of each store is devoted to selling space, with the remaining used for tailoring, check-out, storage and administrative and employee areas. Today's Man stores are usually located in a shopping center or freestanding building near a major shopping mall.


     For its fiscal year ended February 1, 1997, Today's Man reported net sales of $204,042,000, operating income of $3,536,000 and a net loss of $5,811,000, including a charge of $8,848,000 for reorganization items. However, during the 1996 fiscal year, Today's Man closed ten stores in the greater Chicago, New York and

Washington, D.C. markets. Accordingly, its operating results for fiscal year 1996 include the results from stores which are now closed. For the fiscal quarter ended May 3, 1997, Today's Man reported net sales of $43,929,000, operating income of $869,000 and net income of $159,000, after the effect of a charge of $654,000 for reorganization items.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of Common Stock offered hereby are estimated, based on an assumed public offering price of $33.25 per share, to be approximately $31.4 million after deducting underwriting discounts and commissions and expenses of the offering payable by the Company. The Company currently intends to use the proceeds of this offering together with cash generated by operations and borrowings under the Company's credit agreement to fund its continued expansion, including expansion into new markets, whether through the acquisition of Today's Man or otherwise, to upgrade its management information and technology systems, to construct an additional distribution facility, to expand the VPC concept, to minimize indebtedness under the Company's credit agreement and for other general corporate purposes. See "Possible Acquisition" and "Financing and Capital Resources". As of June 16, 1997, there was no indebtedness outstanding under the Company's credit agreement; however, as the Company increases inventory levels for the peak selling season, the Company anticipates borrowing under its credit agreement. Pending such uses, the Company intends to invest such net proceeds in short-term income-producing investments such as investment grade commercial paper, government securities or money market funds.


     The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is quoted on Nasdaq under the symbol "SUIT". The following table sets forth, on a per share basis for the periods indicated, the high and low sale prices per share for the Common Stock as reported by Nasdaq. The prices set forth below for periods prior to November 16, 1995 have been adjusted to give retroactive effect to the 50% stock dividend paid on that date.


                                                               HIGH      LOW
                                                              ------    ------
Fiscal Year ended February 3, 1996
  First quarter.............................................  $17.09    $12.83
  Second quarter............................................   23.83     15.50
  Third quarter.............................................   28.83     19.17
  Fourth quarter............................................   30.25     20.75
Fiscal Year ended February 1, 1997
  First quarter.............................................  $38.50    $25.50
  Second quarter............................................   37.00     17.00
  Third quarter.............................................   27.00     18.25
  Fourth quarter............................................   28.50     16.25
Fiscal Year ended January 31, 1998
  First quarter.............................................  $31.00    $23.00
  Second quarter (through July 3, 1997).....................   35.25     25.13



     The closing sale price of the Common Stock on July 3, 1997, as reported on Nasdaq, was $33.25. As of June 16, 1997, the Company had 280 record holders and approximately 4,500 beneficial holders of Common Stock.


                                DIVIDEND POLICY

     The Company has not paid any cash dividends on its Common Stock and for the foreseeable future intends to retain all its earnings for the future operation and expansion of its business. The Company's credit agreement prohibits the payment of cash dividends on the Common Stock. See "Financing and Capital Resources".

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of May 3, 1997, and as adjusted to give effect to the sale by the Company of 1,000,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom as described under "Use of Proceeds". The table set forth below should be read in conjunction with the consolidated financial statements and notes thereto of the Company incorporated by reference herein.


                                                                                 AS
                                                                HISTORICAL    ADJUSTED
                                                                ----------    --------
                                                                    (IN THOUSANDS)
Current maturities of capital lease obligations.............      $    284    $    284
                                                                  ========    ========
Long-term debt..............................................        57,500      57,500
                                                                  --------    --------
Shareholders' equity:
  Preferred stock, $.01 par value, 2,000,000 shares
     authorized; none issued................................            --          --
  Common stock, $.01 par value, 50,000,000 shares
     authorized; 21,010,671 shares issued (22,010,671 shares
     as adjusted)(1)........................................           210         220
  Additional paid-in capital................................        79,061     110,439
  Retained earnings.........................................        85,332      85,332
  Treasury common stock, 53,735 shares at cost..............          (341)       (341)
                                                                  --------    --------
          Total shareholders' equity........................       164,262     195,650
                                                                  --------    --------
          Total capitalization..............................      $221,762    $253,150
                                                                  ========    ========


---------------

(1) Excludes 838,760 shares subject to options outstanding on May 3, 1997, at a weighted average option price of $18.50 per share.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following selected statement of earnings and balance sheet information for the fiscal years indicated has been derived from the Company's audited consolidated financial statements. The Company's consolidated financial statements as of February 3, 1996 and February 1, 1997 and for each of the three years in the period ended February 1, 1997 were audited by Deloitte & Touche LLP, independent auditors, whose report thereon is incorporated by reference herein. The comparable selected information for the three months ended May 4, 1996 and May 3, 1997 has been derived from the Company's unaudited consolidated financial statements, which, in the opinion of management, include all adjustments (consisting only of normal recurring entries) that the Company considers necessary for a fair presentation of such data. The information set forth below should be read in conjunction with the consolidated financial statements and notes thereto of the Company incorporated by reference herein. References herein to years are to the Company's 52- or 53-week fiscal year, which ends on the Saturday nearest January 31 in the following calendar year. For example, references to "1996" mean the fiscal year ended February 1, 1997. All fiscal years for which financial information is included in this Prospectus had 52 weeks, except for 1995 which had 53 weeks. The unaudited results for the three months ended May 3, 1997 are not indicative of the results expected for the full 1997 fiscal year.

                                                                         YEAR                                  THREE MONTHS
                                               ---------------------------------------------------------   ---------------------
                                                 1992        1993        1994        1995        1996        1996        1997
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                 (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AND PER SQUARE FOOT DATA)
STATEMENT OF EARNINGS INFORMATION:
  Net sales..................................   $169,977    $240,394    $317,127    $406,343    $483,547    $103,697    $130,621
  Gross margin...............................     63,976      91,766     121,878     157,615     188,366      38,962      48,433
  Operating income...........................     10,803      15,818      22,375      30,606      38,134       5,631       7,362
  Net earnings...............................      5,870       8,739      12,108      16,508      21,143       3,109       4,016
  Net earnings per share of common
    stock(1).................................   $   0.35    $   0.48    $   0.63    $   0.82    $   1.00    $   0.15    $   0.19
  Weighted average shares
    outstanding(1)(2)........................     16,532      18,138      19,163      20,226      21,193      21,212      21,248
OPERATING INFORMATION:
  Percentage increase in comparable store
    sales(3).................................       6.2%       17.2%        8.4%        6.8%        3.9%        7.6%        1.3%
  Average square footage--all stores(4)......      4,287       4,374       4,426       4,583       4,780       4,632       4,787
  Average sales per square foot of selling
    space(5).................................   $    381    $    409    $    419    $    425    $    420    $     95    $     94
  Number of stores:
    Open at beginning of the period..........        113         143         183         231         278         278         345
    Opened during the period.................         31          40          48          48          50           7          15
    C&R stores acquired during the period....         --          --          --          --          17          --          --
    Closed during the period.................          1          --          --           1          --          --           1
                                                --------    --------    --------    --------    --------    --------    --------
    Open at the end of the period............        143         183         231         278         345         285         359
  Capital expenditures(6)....................   $  9,345    $ 11,461    $ 23,736    $ 22,538    $ 26,222    $  4,745    $  6,399


                                                                                                              MAY 3, 1997
                                                JAN. 30,   JAN. 29,   JAN. 28,   FEB. 3,    FEB. 1,    -------------------------
                                                  1993       1994       1995       1996       1997      ACTUAL    AS ADJUSTED(8)
                                                --------   --------   --------   --------   --------   --------   --------------
BALANCE SHEET INFORMATION:
  Working capital.............................  $ 28,289   $ 42,689   $ 68,078   $ 88,798   $136,837   $137,310      $168,698
  Total assets................................    78,745    112,176    160,494    204,105    295,478    311,590       342,978
  Long-term debt and capital leases(7)........     8,909     10,790     24,575      4,250     57,500     57,500        57,500
  Shareholders' equity........................    38,448     57,867     84,944    136,961    159,129    164,262       195,650


---------------

(1) Adjusted to give effect to a 2.5541-for-one stock split effected on March 23, 1992, a 50% stock dividend effected on August 6, 1993, and a 50% stock dividend effected on November 15, 1995.

(2) Includes common shares and common share equivalents.

(3) Comparable store sales data is calculated by excluding the net sales of a store for any month of one period if the store was not open throughout the same month of the prior period.

(4) Average square footage -- all stores is calculated by dividing the total square footage for all stores (excluding the Company's outlet stores) open at the end of the period by the number of stores open at the end of such period. Excluding the 17 C&R stores acquired on January 17, 1997, the average square footage per store at the end of 1996 was 4,683 and at May 3, 1997 was 4,694.

(5) Average sales per square foot of selling space is calculated by dividing total selling square footage for all stores (excluding the Company's outlet stores) open the entire period into total sales for those stores. Selling square footage does not include space for tailoring operations and storage.

(6) Excludes additions to capital lease property.

(7) February 1, 1997 and May 3, 1997 balances represent the 5 1/4% Convertible Subordinated Notes Due 2003.

(8) Gives effect to the sale by the Company of the Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization".

                        FINANCING AND CAPITAL RESOURCES

     In March 1996, the Company issued $57.5 million of 5 1/4% Convertible Subordinated Notes due 2003 (the "Notes"). The Notes are convertible into Common Stock at a conversion price of $34.125 per share. A portion of the net proceeds from the Notes was used to repay outstanding indebtedness under the then existing credit agreement and the balance has been invested in new stores, the acquisition of C&R and Walter Pye's, licenses, trademarks, short-term interest bearing securities or otherwise used to minimize borrowings under the then existing credit agreement. Interest on the Notes is payable semi-annually on March 1 and September 1 of each year.

     On June 2, 1997, the Company entered into a new revolving credit agreement with its bank group (the "Credit Agreement"). The Credit Agreement provides for borrowings of up to $125 million through April 30, 2002. As of June 16, 1997, there was no indebtedness outstanding under the Credit Agreement.

     Advances under the Credit Agreement bear interest at a rate per annum equal to, at the Company's option, (i) the agent's prime rate or (ii) the reserve adjusted LIBOR rate plus an interest rate margin varying between .875% to 1.375%. The Credit Agreement provides for fees applicable to unused commitments of .125% to .275%.

     The Credit Agreement contains certain restrictive and financial covenants, including a requirement to maintain a minimum amount of Consolidated Net Worth (as defined in the Credit Agreement). The Company is also required to maintain certain debt to cash flow, cash flow coverage and current ratios and must keep its average store inventories below certain specified amounts. In addition, the Credit Agreement limits additional indebtedness, creation of liens, Restricted Payments (as defined in the Credit Agreement) and Investments (as defined in the Credit Agreement). The Credit Agreement also prohibits payment of cash dividends on the Common Stock of the Company. The Credit Agreement permits, with certain limitations, the Company to merge or consolidate with another company, sell or dispose of its property, make acquisitions, issue options or enter into transactions with affiliates. The Company is in compliance with the covenants in the Credit Agreement. The Company has obtained a waiver from its bank group of the limitations in the Credit Agreement with respect to the transaction described under "Possible Acquisition".

     The Company's primary sources of working capital are cash flow from operations, proceeds from the sale of the Common Stock discussed above, and borrowings under the Credit Agreement. Historically, the Company's working capital has been at its lowest level in January and February, and has increased through November as inventory buildup is financed with both short-term and long-term borrowings in preparation for the fourth quarter selling season.

     The Company's primary cash requirements are to finance working capital increases for its peak selling season and fund capital expenditure requirements anticipated to be between approximately $25 million and $30 million for 1997. This amount includes the anticipated costs of opening approximately 50 new stores in 1997 at an expected average cost per store of between approximately $240,000 to $250,000 (excluding telecommunications and point-of-sale equipment and inventory). The balance of the capital expenditures for 1997 will be used for telecommunications, point-of-sale and other computer software, for store remodeling and expansion, distribution and real estate. In June 1997, the Company commenced construction of additional distribution facilities of approximately 150,000 square feet on a six acre tract adjacent to its current distribution facility in Houston. Including the cost of the land (which was purchased for $700,000 in 1996), fixtures and equipment, these new distribution facilities are estimated to cost approximately $7.5 million and are expected to be completed by or shortly after the end of the current fiscal year. As further described under "Business -- Management Information and Telecommunications Systems", the Company is currently conducting an evaluation of the computer hardware and software needs necessary to productively manage its expected future business activities. Based on the current plan, it is expected that related capital expenditures will approximate $12 million to $17 million over the next 18 to 24 months.

     The Company anticipates that each of the approximately 50 new stores that it expects to open in 1997 will require, on average, an initial inventory costing approximately $500,000 (subject to the same seasonal patterns affecting inventory at all stores), which will be funded by the Company's revolving credit facility, trade credit and cash from operations. The actual amount of future capital expenditures and inventory purchases will depend in part on the number of new stores opened and the terms on which new stores are leased.

     As indicated under "Possible Acquisition", the Today's Man stores are considerably larger than the average size of the traditional stores. Consequently, if the Company is successful in completing this acquisition, the cost the Company will be required to incur in average inventory per store will be significantly more than that required for its traditional stores. If the Company is not successful in completing this acquisition, the stores it ultimately opens in the markets served by Today's Man will likely be larger than the typical traditional store and, consequently, the per store construction costs and the average inventory for the stores in these markets also will likely be larger than the typical traditional store.

     The Company anticipates that its existing cash and cash flow from operations, supplemented by borrowings under the Credit Agreement, will be sufficient to fund its planned store openings, other capital expenditures and operating cash requirements for at least the next 12 months.

                                    BUSINESS

     The Company's net sales have increased from $170.0 million in 1992 to $483.5 million in 1996. As of June 16, 1997, the Company operated 367 stores in 34 states, including 17 C&R stores in Southern California and six NAL stores in Texas and Louisiana, with approximately 41% of its locations in California and Texas. At present, the Company plans to open approximately 50 new Men's Wearhouse stores in 1997 and continue its store expansion in subsequent years. See "Possible Acquisition", "Financing and Capital Resources", "-- Business Strategy" and "-- Expansion Strategy".

INDUSTRY OVERVIEW

     Men's Wearhouse has developed its approach to merchandising and marketing by considering the buying patterns and perceived needs of its targeted customer. The Company believes that most men consider a suit to be a major purchase, and, accordingly, they generally shop for suits relatively infrequently and on an as needed basis. The Company believes that it appeals to this type of customer by offering a combination of service and value in Men's Wearhouse stores that may not be consistently available at other stores selling men's tailored business attire.

     The Company also believes that the primary shopping options available to men looking for business attire include specialty men's clothing stores, traditional department stores, off-price retailers and manufacturer-owned and independently-owned outlet stores.

     Although specialty stores may carry higher quality and more expensive designer and brand name suits, sport coats and slacks than Men's Wearhouse, the breadth of selection may be limited. These stores usually offer the customer a high degree of personal service. However, the merchandise at specialty stores tends to be more expensive. In addition, these stores often lack the buying power enjoyed by apparel chains that purchase in volume, and tailoring costs are generally included in the price of each garment irrespective of the amount of tailoring needed.

     Department stores can offer greater breadth of selection and may offer lower prices at certain times than specialty men's clothing stores. However, the Company considers department stores to be less focused than the Company because their men's departments often allocate relatively less selling space and sales personnel to tailored business attire. In addition, menswear departments in department stores tend to be highly promotional, and prices on a particular piece of clothing can vary greatly throughout a selling season. Department stores may have centralized tailoring facilities that are not located in the store, which tends to delay the tailoring process and the ultimate delivery of product to the customer.

     Many off-price retailers and outlet stores offer low prices, but the quality and depth of their menswear selection may be inconsistent. As with department stores, there may be less focus on men's business attire since some off-price retailers may also carry women's and children's merchandise and certain outlet stores also carry sportswear. Customer service in these stores is viewed by the Company as limited, with patrons often being required to help themselves in locating the desired style, color and size, and in some instances return policies are inflexible.

     Men's Wearhouse has always attempted to distinguish itself by providing what it believes to be the best features of each competing alternative.

BUSINESS STRATEGY

     The Company, through Men's Wearhouse, seeks to be the premier off-price specialty retailer of men's tailored business attire, catering to value-seeking customers by offering a broad selection of quality apparel at everyday low prices and by providing superior customer service in the Men's Wearhouse stores. Management believes that the Company's growth is the result of its ability to distinguish itself from its competitors and that its distinguishing features include merchandise selection, customer service, expansion strategy and corporate culture.

     Merchandising. The Company strives to associate Men's Wearhouse with consistent product availability and value. Accordingly, in each Men's Wearhouse store, the Company offers a broad selection of designer, brand name and private label clothing, including a consistent stock of core items (such as navy blazers, tuxedos and basic suits). Men's Wearhouse stores consistently provide recognizable, quality merchandise at prices, in the case of suits, ranging generally from $199 to $499. The Company does not purchase significant quantities of merchandise overruns or closeouts.

     Customer Service. In Men's Wearhouse stores, the Company attempts to provide a level of service that is superior in its industry and differentiates Men's Wearhouse from its competition. A "do whatever it takes" attitude toward customer service is encouraged throughout the Company, with multiple programs designed to provide customer convenience, promote customer satisfaction and loyalty and increase the likelihood of current and future sales.

     Expansion Strategy. The Company's expansion strategy is to continue to open stores in new markets, to open additional stores in existing markets and to increase sales and profitability of existing stores. The Company anticipates that the addition of new traditional stores will be the primary source of its future expansion. The Company also anticipates further expansion in the more price sensitive market through its VPC division. The Company may also seek to expand through acquisition opportunities that may arise out of the continued consolidation of the men's tailored clothing industry. See "Possible Acquisition" and "-- VPC Operations".

     Company Culture. The Company recognizes that even the best strategies can be unsuccessful if implemented without the employees' commitment. The Company takes great pride in its corporate culture and believes its culture has promoted a heightened sense of employee commitment and loyalty to the Company's long-term goal of continued profitable growth.

MERCHANDISING

     Men's Wearhouse stores offer a broad selection of designer, brand name and private label men's business attire, including a consistent stock of core items (such as navy blazers, tuxedos and basic suits) and considers its merchandise conservative. Although basic styles are emphasized, each season's merchandise does reflect current fabric and color trends, and a small percentage of inventory, accessories in particular, is usually more fashion oriented. The broad merchandise selection creates increased sales opportunities by permitting a customer to purchase substantially all of his tailored wardrobe and accessory requirements, including shoes, at a Men's Wearhouse store. Within its tailored clothing, Men's Wearhouse offers an assortment of styles from a variety of manufacturers and maintains a broad selection of fabrics and colors. The Company believes that the depth of selection it offers at Men's Wearhouse provides it with an advantage over most of its competitors.

     In 1995, Men's Wearhouse expanded its inventory mix to include "business casual" merchandise designed to meet increased demand for such product resulting from the trend toward more relaxed dress codes in the workplace. The added merchandise consists of tailored and non-tailored clothing which complements the existing product mix and provides opportunity for enhanced sales without significant inventory risk. The expanded inventory includes, among other things, more sports coats, casual slacks, knits and woven sports shirts, sweaters and casual shoes.

     The Company believes its Men's Wearhouse stores differ from most other off-price retailers in that the Company does not purchase significant quantities of merchandise overruns or close-outs. Men's Wearhouse stores provide recognizable quality merchandise at consistent prices that assist the customer in identifying the value available at Men's Wearhouse. The Company believes that the merchandise at the Men's Wearhouse stores is generally offered 20% to 30% below traditional department and specialty store regular prices. Men's Wearhouse affixes a ticket to each item, which displays the Men's Wearhouse selling price alongside the price the Company regards as the regular retail price of the item. At the check-out counter, the customer's receipt reflects the savings from what the Company considers the regular retail price.

     By targeting men's tailored business attire, a category of men's clothing characterized by infrequent and more predictable fashion changes, the Company believes it is not as exposed to trends typical of more fashion-forward apparel retailers. This allows Men's Wearhouse stores to carry basic merchandise over to the following season and reduces the need for markdowns; for example, a navy blazer or gray business suit may be carried over to the next season. Men's Wearhouse has a once-a-year sale after Christmas that has typically lasted until the fourth week in January, during which prices on many items are reduced 20% to 50% off the everyday low prices. This sale reduces stock at year-end and prepares for the arrival of the new season's merchandise.

     During 1994, 1995 and 1996, 77%, 74% and 72%, respectively, of the Company's net sales were attributable to tailored clothing (suits, sport coats and slacks), and 23%, 26% and 28%, respectively, were attributable to accessories and other items.

     Customers may pay for merchandise with cash, check or nationally recognized credit cards. Credit card sales were 65% of net sales in 1994, 67% in 1995 and 68% in 1996.

CUSTOMER SERVICE AND MARKETING

     Men's Wearhouse sales personnel are trained as clothing consultants to provide customers with assistance and advice on their apparel needs, including product style, color coordination, fabric and garment fit. Clothing consultants attend an intensive training program at the Company's training facility in Fremont, California, which is further supplemented with weekly store meetings, periodic merchandise meetings, and frequent interaction with multi-unit managers and merchandise managers.

     Men's Wearhouse encourages its clothing consultants to be friendly and knowledgeable and to promptly greet each customer entering the store. The consultants are encouraged to offer guidance to the customer at each stage of the decision-making process, making every effort to earn the customer's confidence and to create a professional relationship that will continue beyond the initial visit. Clothing consultants are also encouraged to contact customers after the purchase or pick-up of tailored clothing to determine whether customers are satisfied with their purchases and, if necessary, to take corrective action. Store personnel have full authority to respond to customer complaints and reasonable requests, including the approval of returns, exchanges, refunds, re-alterations and other special requests, all of which the Company believes helps promote customer satisfaction and loyalty.

     Each Men's Wearhouse store provides on-site tailoring services to facilitate timely alterations at a reasonable cost to customers. Tailored clothing purchased at a Men's Wearhouse store will be pressed and re-altered (if the alterations were performed at a Men's Wearhouse store) free of charge for the life of the garment.

     Because management believes that men prefer direct and easy store access, the Company attempts to locate Men's Wearhouse stores in neighborhood strip and specialty retail centers or in free standing buildings to enable customers to park near the entrance of the store.

     The Company's annual advertising expenditures, which were $23.2 million, $27.4 million and $31.0 million in 1994, 1995 and 1996, respectively, are significant. However, the Company believes that once it attracts prospective customers, the experience of shopping in its stores will be the primary factor encouraging subsequent visits. Men's Wearhouse advertises principally on television and radio, which it considers the most effective means of attracting and reaching potential customers, and its advertising campaign is designed to reinforce its image of providing value and customer service. "I guarantee it" is a long standing phrase associated with Men's Wearhouse and its advertising campaign. In the advertisements, the Company's Chief Executive Officer and co-founder guarantees customer satisfaction with the apparel purchased, the quality of tailoring and the total shopping experience.

VPC OPERATIONS

     As described under "Recent Developments", VPC acquired 17 C&R stores in Southern California in January 1997, and, in May 1997, VPC acquired six NAL stores in Texas and Louisiana. With these acquisitions, the Company launched a new men's apparel division targeting the more price sensitive clothing customer. Although distinctly different in format (the C&R stores were and continue to be operated seven days a week and have an average store size of 6,600 square feet and the NAL stores were and continue to be operated on a weekend-only basis and have an average store size of 14,300 square feet), each targets the more price sensitive clothing customer who requires less customer service. The C&R stores and the NAL stores carry less branded merchandise and more private label merchandise than traditional stores and are price promotional. Merchandise, consisting of suits, sports coats, slacks, dress shirts, shoes, accessories, casual wear and formal wear, is generally offered at prices that management believes are 30% to 50% below traditional department store and specialty store regular prices. In the case of suits, prices generally range from $99 to $199. The Company intends to evaluate the relative advantages of the larger versus smaller store size and the seven day versus weekend-only operations with a view towards expanding the operations of this division across the United States as it has Men's Wearhouse stores. However, the Company does not expect the ultimate number of stores operated by this division to approach the number of Men's Wearhouse stores.

PURCHASING AND DISTRIBUTION

     The Company purchases merchandise from approximately 180 vendors. In 1996, no vendor accounted for 10% or more of purchases. Management does not believe that the loss of any vendor would significantly impact the Company. While the Company has no material long-term contracts with its vendors, the Company believes that it has developed an excellent relationship with its vendors, which is supported by consistent purchasing practices.

     The Company believes it obtains favorable buying opportunities relative to many of its competitors. The Company does not request cooperative advertising support from manufacturers, which reduces the manufacturers' costs of doing business and enables them to offer lower prices to the Company. Further, the Company believes it obtains better discounts by entering into purchase arrangements that provide for limited return policies, although the Company always retains the right to return goods that are damaged upon receipt or determined to be improperly manufactured. Finally, volume purchasing of specifically planned quantities purchased well in advance of the season enables more efficient production runs by manufacturers, who, in turn, are provided the opportunity to pass some of the cost savings back to the Company.

     During 1993, the Company expanded its inventory sourcing capabilities by implementing a direct sourcing program. Under this program, the Company purchases fabric from mills and contracts with certain factories for the assembly of the end product (suits, sport coats or slacks). Such arrangements for fabric and assembly have been with both domestic and foreign mills and factories. Previous purchases from such mills and factories had been through other suppliers. Product acquired during 1994, 1995 and 1996 through the direct sourcing program represented approximately 10%, 20% and 28%, respectively, of total inventory purchases, and the Company expects that purchases through such program will represent between approximately 25% to 35% of total purchases in 1997.

     To protect against currency exchange risks associated with certain firmly committed and certain other probable, but not firmly committed inventory transactions denominated in a foreign currency, the Company enters into forward exchange contracts. In addition, many of the purchases from foreign vendors are financed by letters of credit.

     In 1995, the Company entered into license agreements with a limited number of parties under which the Company is entitled to use designer labels, such as "Vito Rufolo", and nationally recognized brand labels such as "Botany" and "Botany 500", in return for royalties paid to the licensor based on the costs of the relevant product. These license agreements generally limit the use of the individual label to products of a specific nature (such as men's suits, men's formal wear or men's shirts). The labels licensed under these agreements are used in connection with a portion of the purchases under the direct sourcing program described above, as well as purchases from other vendors. The Company monitors the performance of these licensed labels compared to their cost and may elect to selectively terminate any license. During 1996, the Company purchased several trademarks, including "Cricketeer," "Joseph & Feiss International," "Baracuta" and "Country Britches," which will be used similarly to the Company's licensed labels. Because of the continued consolidation in the men's tailored clothing industry, the Company may be presented with opportunities to acquire or license other designer or nationally recognized brand labels.

     All merchandise is received into the Company's central warehouse located in Houston, Texas, except for merchandise intended for the VPC stores which is principally received at VPC's Culver City, California distribution center. Once received, merchandise is arranged by size. The computer generates bar-coded garment tags and labels and recommends distribution of the merchandise on the basis of each store's past performance with similar merchandise and existing inventory levels. This distribution is reviewed by a member of the merchandise staff and any necessary changes are made. Merchandise for a store is picked and then moved to the appropriate staging area for shipping. In addition to the central distribution center in Houston, the Company has additional space within certain Men's Wearhouse stores in the majority of its markets which functions as redistribution facilities for their respective areas. The Company's executive offices in Fremont, California also serve as a redistribution facility for the San Francisco Bay area.

     The Company leases and operates 21 long-haul tractors and 42 trailers, which, together with common carriers, ship merchandise from the vendors to the Company's distribution facilities and from the distribution facilities to centrally located stores within each market. The Company also leases 49 smaller van-like trucks, which are used to ship merchandise locally or within a given geographic region.

EXPANSION STRATEGY

     The Company has experienced significant growth in recent years both from new store openings and increased sales in existing stores. The Company opened its first store in Houston, Texas in 1973 and, as of June 16, 1997, operated 344 Men's Wearhouse stores in 34 states, 17 C&R stores in Southern California, five NAL stores in Texas and one NAL store in Louisiana. Net sales have increased from $170.0 million in 1992 to $483.5 million in 1996, a compound annual growth rate of approximately 30%. During this same period, net earnings increased from $5.9 million in 1992 to $21.1 million in 1996, a compound annual growth rate of 37.5%.

     The Company's future growth is expected to come primarily from opening new Men's Wearhouse stores in both existing and new markets. Because the Company initially attracts customers within new markets through television advertising, the Company classifies a market as new when it is within a new television market. During 1995 and 1996, the Company opened 48 and 50 new stores, respectively, and entered nine and ten new markets, respectively. At present, the Company plans to open approximately 50 new stores in 1997, of which 17 were open as of June 16, 1997, and to continue its expansion in subsequent years. The Company anticipates that approximately one-half of the new stores will be in new markets. Expansion within existing markets enables the Company to achieve additional economies of scale primarily with regard to advertising, and is generally continued within a given market as long as management believes such market will provide profitable incremental sales volume.

     The Company enters a new market after management has reviewed the competition, decided that the Company has a reasonable opportunity to establish a market presence and determined that acceptable store locations will be available. In selecting a new market, the Company typically analyzes such criteria as the average household income as well as average household clothing expenditures.

     Depending upon the market, the Company may enter new markets by opening several stores at the same time, thereby leveraging certain operating expenses. In addition, the Company's advertising, which publicizes the Men's Wearhouse name, merchandise and customer services, benefits multiple stores in the same market. Historically, new multi-store markets have been profitable in the year of entry (before any allocation of corporate overhead, advertising or depreciation) and have experienced sales growth and increased profitability in the first full year of operation.

     In addition to its traditional means of opening new stores, the Company has acquired a limited number of local menswear retailers in both new and existing markets. The Company believes that the men's tailored clothing industry is experiencing a consolidation as a result of the historical decline in sales of men's tailored clothing. The Company also believes this consolidation presents opportunities for the Company to increase its market share as financially weaker retailers cease operations or consolidate. The Company has been and expects to continue to be presented with opportunities in its industry, including, but not limited to, increased direct sourcing of merchandise, acquisitions of menswear retailers and the acquisition or licensing of national brands or designer labels.

     Since 1992, the Company has closed only three stores. In general, in determining whether to close a store, the Company considers such store's historical and projected performance and the continued desirability of the store's location. Store performance is continually monitored and, from time to time, as neighborhoods and shopping areas change, management may determine that it is in the best interest of the Company to close or relocate a store.

     There can be no assurance that the Company will be able to accomplish its planned expansion program or that new stores will be profitable. The Company's ability to continue to expand will be dependent, among other things, upon general economic and business conditions affecting consumer spending, the availability of desirable locations and financing and the negotiation of acceptable lease terms for new locations.

COMPANY CULTURE

     The stated mission of Men's Wearhouse is "to maximize sales, provide value to our customers and deliver top quality customer service while still having fun and maintaining our values. These values include nurturing creativity, growing together, admitting to our mistakes, promoting a happy and healthy lifestyle, enhancing a sense of community and striving toward becoming self actualized people."

     The Company believes that its employees are stakeholders in the Company and that the employment experience provided should result in a quality relationship with the Company. The Company's goal has been to create and maintain an environment where each person can enhance personal skills and enjoy the time spent on the job, thereby increasing his or her productivity. The Company attempts to provide educational and training benefits to employees and strives to treat all employees with respect. The Company believes that this commitment to employees results in loyalty to the Company and a shared participation in the Company's goals and values.

     The Company is committed to its customers, works to constantly improve its customer relations and seeks to provide outstanding customer service. To further this commitment, management stands behind the employees' judgment in their efforts to satisfy their customers. Men's Wearhouse encourages customers to communicate their feelings regarding their experience at Men's Wearhouse stores and provides a toll free telephone number for such purpose. Messages are received directly by the Company's Chief Executive Officer and a prompt response is provided by the Chief Executive Officer or a designated member of the Company's senior management.

     The Company has had long-term relationships with many of its suppliers. Since its inception, the Company has attempted to deal honestly with its vendors and believes it has established a reputation for honoring its covenants and promises to vendors.

     Every Men's Wearhouse store is located within a community and the Company recognizes that it relies on the support of that community for its success. Therefore, the Company has developed a sense of commitment to the communities in which it does business. Whether it participates in civic organizations, supports community charitable organizations or lends a hand in an emergency, the Company tries to involve itself and its employees in selected projects that provide social benefits to the communities in which it does business.

     The Company's commitment to operate a growing, profitable and socially responsible company is a commitment of which its shareholders can be proud. The Company seeks to adhere to its culture, not only as a means for achieving economic success, but because adherence is a worthwhile goal in and of itself.

EMPLOYEE TRAINING AND BENEFITS

     The Company believes that knowledgeable and loyal employees are critical to maintaining the level of customer service and employee integrity that the Company has enjoyed. To further these beliefs, management has established programs that are intended to motivate its employees.

     The Company has several programs designed to train and educate its employees in areas of customer service and product knowledge. Men's Wearhouse clothing consultants are brought into the Company's California headquarters to attend an orientation and training course at Suits University. Over several days, these employees are instructed in the general corporate culture, operational procedures and product knowledge. The Company believes that, although this program has increased training costs each year, the Company benefits from the increasing productivity of its clothing consultants through increased sales of multiple units of suits, sport coats and slacks.

     After graduation from Suits University, formal training continues in the stores through video training, interaction with multi-unit management personnel, merchandise personnel and field operations trainers. All field management personnel are brought into regular contact with senior corporate staff at semi-annual retreats. These retreats last from one to four days, are held in environments conducive to training and building employee camaraderie and are each focused on improving the educational program or achieving a corporate goal.

     The Company believes it has designed incentive programs that support the Company culture and believes that the employee benefits offered by the Company are attractive relative to the benefits offered by others in the retail industry. In addition to medical and dental insurance plans, employees may participate in a diversified 401(k) plan and a medical and child care spending plan. Since the retail environment generally requires long working hours, the Company attempts to promote a sense of family participation and involvement in the Company among its employees.

     The Company attempts to increase the longevity of employment of its employees, which it believes contributes to the building of relationships with its customers and repeat sales. With the exception of certain financial, accounting and information technology personnel, the majority of upper and middle management started their careers on the sales floor. The Company strongly believes in promoting from within, which, given its emphasis on service, the Company believes ultimately provides a benefit to the customers. Generally, management personnel with several years of tenure have a better understanding of the corporate culture and values of the Company and, therefore, are more likely to provide new employees with consistent messages of corporate philosophy. As the Company expands into new markets, it intends, where possible, to utilize its existing management personnel.

THE COMPANY'S STORES

     As of June 16, 1997, the Company operated 367 stores in 34 states. The following table sets forth the location, by state, of these Company stores:

California (including 17 C&R stores)........................  102
Texas (including five NAL stores)...........................   49
Florida.....................................................   22
Michigan....................................................   18
Illinois....................................................   16
Ohio........................................................   14
Washington..................................................   13
Georgia.....................................................   12
Colorado....................................................    9
North Carolina..............................................    9
Minnesota...................................................    8
Indiana.....................................................    8
Massachusetts...............................................    7
Missouri....................................................    7
Pennsylvania................................................    7
Tennessee...................................................    7
Arizona.....................................................    6
Maryland....................................................    6
Oregon......................................................    6
Virginia....................................................    5
Wisconsin...................................................    5
South Carolina..............................................    4
Utah........................................................    4
Louisiana (including one NAL store).........................    4
Nevada......................................................    3
Oklahoma....................................................    3
Alabama.....................................................    2
Connecticut.................................................    2
Kansas......................................................    2
Kentucky....................................................    2
New Hampshire...............................................    2
Idaho.......................................................    1
Iowa........................................................    1
New Mexico..................................................    1

     Men's Wearhouse stores vary in size from approximately 2,800 to 9,600 total square feet (average square footage at June 16, 1997 was 4,683 square feet), excluding the three outlet stores. Men's Wearhouse stores are primarily located in middle and upper middle income neighborhood strip and specialty retail shopping centers. The Company believes its customers generally prefer to limit the amount of time they spend shopping for men's tailored clothing and seek easily accessible store sites.

     Men's Wearhouse stores are designed to further the Company's strategy of facilitating sales while making the shopping experience pleasurable. Men's Wearhouse attempts to create a specialty store atmosphere through effective merchandise presentation and sizing, attractive in-store signs and efficient check-out procedures. Most of the traditional stores have similar floor plans and merchandise presentation to facilitate the shopping experience and sales process. Designer, brand name and private label garments are intermixed, and emphasis is placed on the fit of the garment rather than on a particular label or manufacturer. Each store is staffed with clothing consultants and sales associates and has a tailoring facility with at least one tailor.

     The C&R stores vary in size from approximately 5,000 to 9,500 total square feet (average square footage at June 16, 1997 was 6,630 square feet). The NAL stores vary in size from approximately 12,500 to 18,900 total square feet (average square footage at June 16, 1997 was 14,300 square feet).

MANAGEMENT INFORMATION AND TELECOMMUNICATION SYSTEMS

     The Company has aggressively pursued the implementation of technology which provides the opportunity for competitive advantage and which leverages human resources. By implementing a sophisticated management information system, and by integrating it with a highly functional telecommunication system, the Company has effectively managed the operation of its business and its inventory while experiencing substantial growth.

     The Company's inventory control systems, including purchase order management, automatic replenishment of basic items, and real-time point of sale, have contributed to enhanced performance and profitability and to achieving inventory shrinkage rates that are consistently below industry averages. Electronic Data Interchange with several suppliers and use of data warehousing and decision support technologies have substantially leveraged the efforts of the merchandising team, allowing them to reallocate time from simple and repetitive tasks to those requiring more analytical skills.

     The Company has developed and is now using an "expert" system to assist in the distribution of incoming merchandise. This system uses rules for distribution decisions which reflect the decision making process of the senior product managers. In addition, in 1996 the Company negotiated a comprehensive telecommunications arrangement with a major telecommunications vendor that allowed the Company to transition its data network to a more modern, flexible, and reliable frame relay environment, while simultaneously reducing operating costs.

     The Company's voice mail system has not only enhanced internal communication capabilities, it also has provided an actively used channel for improving customer service and it has contributed to the Company's advertising efforts, giving the Company access to unsolicited customer testimonials.

     The Company employs technology in several other areas of its operations and intends to continue its pursuit of technologies which favorably impact performance and/or the delivery of customer service.

     Due to continued dramatic changes in the state of the art of information technology, both in general and with regard to the retail industry, the Company has commenced a project to increase the efficiency of its operations and enhance the future productivity of its information technology infrastructure by acquiring products which are now generally available and field tested. Based on the current plan, capital expenditures associated with this project should range from $12 million to $17 million over the next 18 to 24 months, after which the Company will consider the advisability of additional enhancements and expenditures. The Company has benefited significantly from investment in technology in the past, and it is anticipated that this investment will further increase the benefit which the Company derives from technology, both in the near term and in the future.

COMPETITION

     The Company believes that the unit demand for men's tailored clothing has declined. The Company's primary competitors include specialty men's clothing stores, traditional department stores, off-price retailers and manufacturer-owned and independently-owned outlet stores. Over the past several years market conditions have resulted in consolidation of the industry. The Company believes that the principal competitive factors in the men's tailored clothing market are merchandise assortment, quality, price, garment fit, merchandise presentation, store location and customer service. The Company attempts to distinguish itself from its competitors by providing what it believes are the best features of each competing shopping alternative.

     The Company believes that strong vendor relationships, its direct sourcing program and the buying power of the Company are the principal factors enabling it to obtain quality merchandise at attractive prices. The Company believes that its vendors rely on the Company's predictable payment record and on the Company's history of honoring all promises, including the Company's promise not to advertise names of labeled and unlabeled designer merchandise, when requested. Certain of the Company's competitors (principally department stores) are larger and have substantially greater financial, marketing and other resources than the Company and there can be no assurance that the Company will be able to compete successfully with them in the future.

SEASONALITY

     Like most retailers, the Company's business is subject to seasonal fluctuations. Historically, over 30% of the Company's net sales and approximately 50% of its net earnings have been generated during the fourth quarter of each year. Because of the seasonality of the Company's business, results for any quarter are not necessarily indicative of the results that may be achieved for the full year.

TRADEMARKS AND SERVICE MARKS

     The Company is the owner in the United States of the trademark and service mark "The Men's Wearhouse(R)", and of federal registrations therefor expiring in 2009 and 2002, respectively, subject to renewal. The Company's rights in the "The Men's Wearhouse" mark are a significant part of the Company's business, as the mark has become well known through the Company's television and radio advertising campaigns. Accordingly, the Company intends to maintain its mark and the related registrations.

     The Company is also the owner in the United States of the service marks "C&R", "C&R Clothiers", "Walter Pye's" and "NAL". Such marks are used to identify the retail store services of and are the tradenames utilized by the retail clothing stores operated by VPC.

     In addition to The Men's Wearhouse, C&R Clothiers and NAL trademarks/service marks, the Company owns or licenses other trademarks/service marks used in the business, principally in connection with the labeling of product purchased through the direct sourcing program.

LEGAL PROCEEDINGS

     The Company is involved in various routine legal proceedings, including ongoing litigation, incidental to the conduct of its business. Management believes that none of these matters will have a material adverse effect on the financial condition or results of operations of the Company.

                              SELLING SHAREHOLDERS

     The following table sets forth information, as of June 16, 1997, and after giving effect to this offering (assuming no exercise of the Underwriters' over-allotment option), with respect to the beneficial ownership of Common Stock by each of the Selling Shareholders. Unless otherwise indicated, each person has sole voting power and investment power with respect to the shares attributed to him.

                                         BENEFICIAL OWNERSHIP                  BENEFICIAL OWNERSHIP
                                            BEFORE OFFERING                       AFTER OFFERING
                                        -----------------------   SHARES TO   ----------------------
                                         SHARES      PERCENT(%)    BE SOLD     SHARES     PERCENT(%)
                                        ---------    ----------   ---------   ---------   ----------
George Zimmer.........................  3,171,742(1)    15.1       325,000    2,846,742      12.9
Robert E. Zimmer......................  1,781,837(2)     8.5       825,000      956,837       4.3
Richard E. Goldman....................  1,696,691        8.1       300,000    1,396,691       6.3
James E. Zimmer.......................  1,031,146(3)     4.9       150,000      881,146       4.0

---------------

(1) Consists of shares held by George Zimmer in his capacity as trustee for the George Zimmer 1988 Living Trust.

(2) Does not include 21,111 shares of Common Stock held by Robert Zimmer's wife.

(3) Includes 1,029,323 shares held by James Zimmer in his capacity as trustee for the James Edward Zimmer 1989 Living Trust and 1,823 shares held by Mr. Zimmer's minor daughter.

     The shares set forth in the foregoing table do not include 29,157 shares, 1,886 shares, 26,603 shares and 21,031 shares, respectively, allocated to the ESP accounts of Messrs. George Zimmer, Robert Zimmer,

Richard Goldman and James Zimmer. The ESP provides that participants have voting rights on all matters requiring the vote of shareholders with respect to shares of Common Stock allocated to their accounts.

     George Zimmer is the Chairman of the Board and Chief Executive Officer of the Company, Robert E. Zimmer is the Senior Vice President -- Real Estate and a Director of the Company, Richard E. Goldman is the Executive Vice President and a Director of the Company and James E. Zimmer is the Senior Vice
President -- Merchandising and a Director of the Company. The Selling Shareholders have granted to the Underwriters an option to purchase up to 390,000 additional shares of Common Stock at the public offering price less the underwriting discount set forth on the cover page of this Prospectus, solely to cover over-allotments, if any. See "Underwriting".

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.01 per share, and 2,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). At June 18, 1997, 21,026,576 shares of Common Stock were outstanding and held by 280 holders of record and no shares of Preferred Stock were outstanding. A total of 1,389,177 shares of Common Stock are reserved for future issuance of which (i) 570,427 shares are reserved for issuance upon the exercise of options granted under the Company's 1992 Stock Option Plan, (ii) 750,000 shares are reserved for issuance upon the exercise of options granted under the Company's 1996 Stock Option Plan,
(iii) 45,000 shares are reserved for issuance upon the exercise of options granted under the Company's Non-Employee Director Stock Option Plan and (iv) 23,750 shares are reserved for issuance upon the exercise of options granted under miscellaneous employee stock option agreements.

COMMON STOCK

     Holders of shares of Common Stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of shareholders. Such holders do not have the right to cumulate their votes in the election of directors. Holders of Common Stock have no redemption or conversion rights and no preemptive or other rights to subscribe for securities of the Company. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably in all of the assets remaining, if any, after satisfaction of all debts and liabilities of the Company, and the preferential rights of any series of Preferred Stock then outstanding. The shares of Common Stock outstanding are fully paid and non-assessable.

     Holders of Common Stock have an equal and ratable right to receive dividends, when, as and if declared by the Board of Directors out of funds legally available therefor and only after payment of, or provision for, full dividends on all outstanding shares of any series of Preferred Stock and after the Company has made provision for any required sinking or purchase funds for any series of Preferred Stock. The Company's Credit Agreement prohibits the payment of cash dividends on the Common Stock.

PREFERRED STOCK

     The Preferred Stock may be issued, from time to time in one or more series, and the Board of Directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, redemption rights and terms, liquidation preferences, conversion rights, voting rights and sinking fund provisions applicable to each such series of Preferred Stock. If the Company issues a series of Preferred Stock in the future that has voting rights or preference over the Common Stock with respect to the payment of dividends and upon the Company's liquidation, dissolution or winding up, the rights of the holders of the Common Stock offered hereby may be adversely affected. The issuance of shares of Preferred Stock could be utilized, under certain circumstances, in an attempt to prevent an acquisition of the Company. The Company has no present intention to issue any shares of Preferred Stock.

LIMITATION OF DIRECTOR LIABILITY

     The Restated Articles of Incorporation of the Company contain a provision that limits the liability of the Company's directors as permitted under Texas law. The provision eliminates the liability of a director to the Company or its shareholders for monetary damages for negligent or grossly negligent acts or omissions in the director's capacity as a director. The provision does not affect the liability of a director (i) for breach of his duty of loyalty to the Company or to shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for acts or omissions for which the liability of a director is expressly provided by an applicable statute, or (iv) in respect of any transaction from which a director received an improper personal benefit. Pursuant to the Restated Articles of Incorporation, the liability of directors will be further limited or eliminated without action by shareholders if Texas law is amended to further limit or eliminate the personal liability of directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                                  UNDERWRITING

     The Underwriters named below have severally agreed, subject to the terms and conditions of the Underwriting Agreement (the form of which is filed as an exhibit to the Company's Registration Statement of which this Prospectus is a part), to purchase from the Company and the Selling Shareholders the aggregate number of shares of Common Stock set forth opposite their names:

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Bear, Stearns & Co. Inc.....................................
Morgan Stanley & Co. Incorporated...........................
PaineWebber Incorporated....................................
Robertson, Stephens & Company LLC...........................
                                                              ---------
          Total.............................................  2,600,000
                                                               ========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that, if any of the foregoing shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares must be so purchased. The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company has been advised that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the Underwriters) at such public offering price less a concession
not to exceed $          per share. The selected dealers may reallow a
concession to certain other dealers not to exceed $          per share. After
the initial offering to the public, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriters.

     In order to facilitate this offering, certain persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Common Stock during and after this offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares of Common Stock than have been sold to them by the Company and the Selling Shareholders. The Underwriters may elect to cover any such short position by purchasing shares of Common Stock in the open market or by exercising the over-allotment option granted to the Underwriters. In addition, such persons may stabilize or maintain the price of the Common Stock by bidding for or purchasing shares of Common Stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of Common Stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Common Stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the Nasdaq or otherwise and, if commenced, may be discontinued at any time.

     In connection with this offering, certain underwriters (and selling group members) may engage in passive market making transactions in the Common Stock on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits, upon the satisfaction of certain conditions, underwriting and selling group members participating in a distribution that are also registered Nasdaq market makers in the security being distributed (or a related security) to engage in limited passive market making transactions during the period when Regulation M would otherwise prohibit such activity. In general, a passive market maker may not bid for or purchase a security at a price that exceeds the highest independent bid for those securities by a person that is not participating in the distribution and must identify its passive market making bids on Nasdaq electronic inter-dealer reporting system. In addition, the net daily purchases made by a passive market maker generally may not exceed 30% of such market maker's average daily trading volume in the security for the two full consecutive calendar months (or any 60 consecutive days ending within 10 days) immediately preceding the date of filing of the Registration Statement of which this Prospectus forms a part.

     The Selling Shareholders have granted to the Underwriters an option to purchase up to 390,000 additional shares of Common Stock at the public offering price less the underwriting discount set forth on the cover page of this Prospectus, solely to cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this Prospectus. If the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     In connection with this offering, the Company and the Selling Shareholders, who are executive officers and directors, and currently own in the aggregate approximately 36.5% of the Common Stock, have agreed that they will not sell, contract to sell or otherwise dispose of any shares of capital stock of the Company for a period of 90 days after the date of this Prospectus without the prior written consent of the Underwriters, except for the shares offered hereby and issuances or sales by the Company upon the exercise of employee stock options.

     Sheldon I. Stein, a Senior Managing Director of Bear, Stearns & Co. Inc., became a director of the Company in July 1995. Under the terms of the Company's Non-Employee Director Stock Option Plan, Mr. Stein has received stock options covering an aggregate of 7,000 shares of Common Stock.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Common Stock have been passed upon for the Company and for the Selling Shareholders by Fulbright & Jaworski L.L.P., Houston, Texas, and for the Underwriters by Gardere & Wynne, L.L.P. of Dallas, Texas. Michael W. Conlon, a partner in the firm of Fulbright & Jaworski L.L.P., is the Secretary of the Company.

                                    EXPERTS

     The consolidated financial statements of the Company as of February 3, 1996 and February 1, 1997 and for each of the three years in the period ended February 1, 1997 included in the Company's Annual Report on Form 10-K for the year ended February 1, 1997 and incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

======================================================

    NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. UNDER NO CIRCUMSTANCES SHALL THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                               ------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Available Information..................    2
Incorporation of Certain Documents by
  Reference............................    2
Prospectus Summary.....................    3
Risk Factors...........................    7
Recent Developments....................    9
Possible Acquisition...................   10
Use of Proceeds........................   11
Price Range of Common Stock............   11
Dividend Policy........................   11
Capitalization.........................   12
Selected Consolidated Financial
  Information..........................   13
Financing and Capital Resources........   14
Business...............................   16
Selling Shareholders...................   25
Description of Capital Stock...........   26
Underwriting...........................   28
Legal Matters..........................   29
Experts................................   29

======================================================
======================================================

                                2,600,000 SHARES
                             [MEN'S WEARHOUSE LOGO]
                                  COMMON STOCK
                         ------------------------------

                                   PROSPECTUS
                         ------------------------------
                            BEAR, STEARNS & CO. INC.

                           MORGAN STANLEY DEAN WITTER

                            PAINEWEBBER INCORPORATED

                         ROBERTSON, STEPHENS & COMPANY
                                          , 1997

======================================================